Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces Intention to Raise Capital

Singapore, July 14, 2024. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced that it intends to launch an offering of new shares. OPC estimates that the expected amount of the offering, to the extent that it is carried out, will be NIS 750 million (approximately $210 million), with the price per share to be determined pursuant to a public tender process in Israel.

As part of the offering, OPC intends to conduct a preliminary tender for qualified investors. Kenon has indicated to OPC that it intends to participate in the preliminary qualified investor tender process and submit an order for at least approximately NIS 420 million (approximately $115 million).

OPC announced that the proceeds of the offering are intended to strengthen its capital structure and to finance some or all of the amounts required for the potential increase by CPV Group LP (a 70%-owned subsidiary of OPC) of its ownership interest in two power plants in its Energy Transition segment and/or for other purposes as may be determined by OPC.

The offering is subject to conditions including the approval of the Tel Aviv Stock Exchange for listing of the shares and final approval of OPC’s Board of Directors. There is no assurance that the offering will be executed on the terms indicated herein or at all.

The OPC securities referenced in this press release have not been registered under the Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under that act.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to OPC’s intention to launch an offering of new shares, the expected amount of the offering, the intended use of proceeds, Kenon’s intention to submit an order in the offering and the amount of the order and other non-historical matters. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include the risk that the offering is not carried out on the terms described herein or at all, the final terms of the offering, the ultimate use of the proceeds of the offering, whether Kenon ultimately participates in the offering and the amount of Kenon’s investment and ownership stake in OPC after the offering and other risks relating to Kenon’s participation in the offering and other risks and uncertainties, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.